

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

Mail Stop 3561

April 10, 2009

Mr. Adrian Kowalewski
Chief Financial Officer
American Apparel, Inc.
747 Warehouse Street
Los Angeles, California 90021-1106

> **Re:** **American Apparel, Inc.**
> **Item 4.01 Form 8-K/A**
> **Filed April 10, 2009**
> **File No. 001-32697**

Dear Mr. Kowalewski:

We have completed our review of your Form 8-K/A and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief